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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 22)*

                    BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   05873K108
                                 (CUSIP Number)

                   MR. JOSEPH R. THORNTON, PORTFOLIO MANAGER
                         PARDUS CAPITAL MANAGEMENT L.P.
                          1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to

                            JEFFREY D. MARELL, ESQ.
                             CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                                  MAY 30, 2007
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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

CUSIP NO.  05873K108                                               PAGE 2 of 10

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [_]    Not
         (b)  [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                               7     SOLE VOTING POWER
                                                       6,105,500*
           NUMBER OF
            SHARES                             8     SHARED VOTING POWER
         BENEFICIALLY                                   0
           OWNED BY
             EACH                              9     SOLE DISPOSITIVE POWER
           REPORTING                                 6,105,500*
            PERSON
             WITH                             10    SHARED DISPOSITIVE POWER
                                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,105,500*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%*

14       TYPE OF REPORTING PERSON
         PN

* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 6,105,500 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 13, 2006 there were 41,286,512 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE 3 of 10

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                                7     SOLE VOTING POWER
                                                        6,105,500*
            NUMBER OF
             SHARES                             8     SHARED VOTING POWER
          BENEFICIALLY                                   0
            OWNED BY
              EACH                              9     SOLE DISPOSITIVE POWER
            REPORTING                                 6,105,500*
             PERSON
              WITH                             10    SHARED DISPOSITIVE POWER
                                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,105,500*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%*

14       TYPE OF REPORTING PERSON
         IA

* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 13, 2006 there were 41,286,512 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE 4 of 10


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                                7     SOLE VOTING POWER
                                                        6,105,500*
            NUMBER OF
             SHARES                             8     SHARED VOTING POWER
          BENEFICIALLY                                   0
            OWNED BY
              EACH                              9     SOLE DISPOSITIVE POWER
            REPORTING                                 6,105,500*
             PERSON
              WITH                             10    SHARED DISPOSITIVE POWER
                                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,105,500*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%*

14       TYPE OF REPORTING PERSON
         OO

* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 13, 2006 there were 41,286,512 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE 5 of 10


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Mr. Karim Samii

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                               7     SOLE VOTING POWER
                                                       6,105,500*
           NUMBER OF
            SHARES                             8     SHARED VOTING POWER
         BENEFICIALLY                                   0
           OWNED BY
             EACH                              9     SOLE DISPOSITIVE POWER
           REPORTING                                 6,105,500*
            PERSON
             WITH                             10    SHARED DISPOSITIVE POWER
                                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,105,500*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%*

14       TYPE OF REPORTING PERSON
         IN

* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 13, 2006 there were 41,286,512 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE 6 of 10


     Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, Amendment No. 8, dated October 24, 2005, Amendment No. 9, 2005, dated November 17, 2005, Amendment No. 10, dated December 5, 2005, Amendment No. 11, dated December 8, 2005, Amendment No.12, dated December 29, 2005, Amendment No. 13, dated January 10, 2006, Amendment No. 14, dated January 12, 2006, Amendment No. 15, dated January 17, 2006, Amendment No. 16, dated January 23, 2006, Amendment No. 17, dated January 23, 2006, Amendment No. 18, dated January 27, 2006, Amendment No. 19, dated April 20, 2006, Amendment No. 20, dated July 27, 2006 and Amendment No. 21, dated August 25, 2006 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). This Amendment No. 22 to the Schedule 13D is being filed on behalf of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), PCM, Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), and Mr. Karim Samii (individually, a "Reporting Person", and collectively, the "Reporting Persons").

Item 1.  SECURITY AND ISSUER.
         -------------------

         No material change.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

     "On May 30, 2007, the Fund and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, among other things, the Company may make available to the Fund and its representatives certain non-public information about the Company for the purpose of evaluating and negotiating a possible restructuring of the Company. Subject to certain exceptions, the Fund has agreed to maintain the confidentiality of any confidential information of the Company provided to it pursuant to the Confidentiality Agreement and has also agreed, in exchange for the agreement of the Company, to disclose or provide an appropriate and adequate public summary of all material non-public information provided to the Fund and its representatives pursuant to the Confidentiality Agreement, that for a period ending two (2) business days after the Deadline Date (as defined in the Confidentiality Agreement, which in any event shall not be later than 1:00 p.m. on August 28, 2007), the Reporting Persons will not purchase or sell, or enter into any agreements to purchase or sell, or otherwise transact in any way in, any securities (or beneficial ownership thereof) of the Company, or rights or options to acquire any securities (or beneficial ownership thereof) of the Company, including derivative securities representing the right to vote or economic benefits of any such securities. A copy of the Confidentiality Agreement is attached hereto as Exhibit 31 and incorporated herein by reference, and the description herein is qualified in its entirety by reference to the Confidentiality Agreement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         No material change.

CUSIP NO.  05873K108                                               PAGE 7 OF 10



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ----------------------------------------------------------------------

         This Item 6 is hereby amended by adding the following:

     "On May 30, 2007, the Fund and the Company entered into the Confidentiality Agreement pursuant to which, among other things, the Company may make available to the Fund and its representatives certain non-public information about the Company for the purpose of evaluating and negotiating a possible restructuring of the Company. A copy of the Confidentiality Agreement is attached hereto as Exhibit 31 and incorporated herein by reference, and the description herein is qualified in its entirety by reference to the Confidentiality Agreement."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 30: Joint Filing Agreement, dated May 31, 2007, among the Reporting Persons.

                  Exhibit 31: Confidentiality Agreement, dated as of May 30, 2007, by and between the Fund and the Company.

                                   SIGNATURE


     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Dated: May 31, 2007


                 PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.

                   By:  Pardus Capital Management L.P., its Investment Manager

                   By:  Pardus Capital Management LLC, its general partner


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                 PARDUS CAPITAL MANAGEMENT L.P.

                   By:  Pardus Capital Management LLC, its general partner


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                 PARDUS CAPITAL MANAGEMENT LLC


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                   /s/ Karim Samii
                   -----------------------------------------------------
                            Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).